Weil, Gotshal & Manges LLP

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July 28, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avista Public Acquisition Corp. II

Registration Statement on Form S-1 Filed June 17, 2021 File No. 333-257177

Ladies and Gentlemen:

On behalf of our client, Avista Public Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 6, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-257177) filed with the Commission on June 17, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The changes reflected in Amendment No. 1 include other changes intended to updated, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, page F-2

1.	We note the audit report is dated May 12, 2021, for Notes 2 and 7. We also note significant changes made to these footnotes in this most recent Form. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Refer to PCAOB AS 3110.

Securities and Exchange Commission

July 28, 2021

The Company acknowledges the Staff’s comment and respectfully advises that Marcum LLP, (“Marcum”), the Company’s auditor, referenced PCAOB AS 3110 Dating of the Independent Auditor’s Report (“AS 3110”), Paragraph 8 in its determination not to provide an updated audit report. AS 3110, Paragraph 8, provides “…if an event of the type requiring disclosure only (as discussed in AS 2801.05 and AS 2801.08) occurs between the date of the independent auditor's original report and the date of the reissuance of such report, and if the event comes to the attention of the independent auditor, the event may be disclosed in a separate note to the financial statements . . .” and “[u]nder these circumstances, the report of the independent auditor would carry the same date used in the original report.”

The Company respectfully advises the Staff that Marcum noted that the only addition to the Registration Statement filed on June 17, 2021 following the submission of the Company’s Draft Registration Statement on Form S-1 (File No. 377-04463) was a modification to some of the terms of a non-recognized subsequent event disclosure. These modifications were made during the unaudited period that was added to and presented in the June 17, 2021 filing and would only have a prospective impact on the financial statements if the proposed offering is completed as contemplated. Therefore, Marcum determined these modifications were disclosure only in accordance with AS 2801.05 and AS 2801.08. As a result, the Company’s auditor determined that it was unnecessary to provide an updated audit report.

*	*	*	*	*

Please contact the undersigned at (212) 310-8235 or Alexander Lynch at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Faiza N. Rahman

Faiza N. Rahman

cc:	Ben Silbert

General Counsel and Secretary

Avista Public Acquisition Corp. II

Isaac Esquivel, SEC

Babette Cooper, SEC

Kim McManus, SEC

Pam Long, SEC

Alexander D. Lynch

Weil, Gotshal & Manges LLP

P. Michelle Gasaway

Gregg A. Noel

Skadden, Arps, Slate, Meagher & Flom LLP

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